UNIVOICE CORPORATION

WRITTEN CONSENT OF STOCKHOLDERS
TO ACTION TAKEN WITHOUT A MEETING

March 5, 2021

_____

The undersigned, being the record holder of all of the issued and outstanding shares of Series Seed Preferred Stock of Univoice Corporation, a Delaware corporation (the "**Company**"), acting pursuant to the applicable provisions of the Delaware General Corporation Law and the Company's Bylaws, does hereby waive all notice of the time, place and purpose of a special meeting and hereby consent and agree to the adoption of the following resolutions:

BACKGROUND

The Board of Directors of the Company (the "**Board**") has approved, and recommends that the requisite holders of the Company's Series Seed Preferred Stock approve, an amendment to the Certificate of Designation of the Company's Series Seed Preferred Stock that increases the number of authorized shares of Series Seed Preferred Stock from 600,000 to 1,750,000 in the form of **Exhibit A** to this consent.

RESOLUTIONS

NOW, THEREFORE, be it

RESOLVED, that the Certificate of Amendment to the Certificate of Designation in the form of **Exhibit A** is hereby approved in all respects; and

RESOLVED, that the officers authorized by the Board be, and they hereby are, authorized and empowered to take or cause to be taken any such actions, to execute such agreements, documents and instruments and to make such filings as may be necessary or appropriate in order to carry out the intent and accomplish the purpose of the foregoing resolution, and all such actions heretofore taken by the officers or directors in connection therewith are hereby ratified and approved.

This Written Consent may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile, portable document file (.pdf) or other electronic means permitted under the Nevada Revised Statutes shall be deemed to have the same effect as originals.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this written consent.

STOCKHOLDERS:

XX INVESTMENTS, LLC

Date of Execution: March 05, 2021

By: DocuSigned by: Gadi Borovich EA859DAB26E549C...

Name: Gadi Borovich

Title: gadi@xx.team

EXHIBIT A

<u>Certificate of Amendment to Certificate of Designation</u>

(See Attached)

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF DESIGNATION
OF
SERIES SEED PREFERRED STOCK

UNIVIOICE CORPORATION (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Designation of the Series Seed Preferred Stock filed with the Secretary of State of the State of Delaware on September 8, 2020 (the "**Certificate of Designation**").

Section 1 of the Certificate of Designation is hereby amended and restated in its entirety as follows:

Section 1. <u>Designation and Authorized Shares</u>. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation a series of Preferred Stock designated as the "Series Seed Preferred Stock" (the "**Series Seed Preferred Stock**"). The number of shares constituting such series shall be 1,750,000. Each share of Series Seed Preferred Stock shall be identical in all respects to every other share of Series Seed Preferred Stock. The Series Seed Preferred Stock shall rank, as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation: (a) senior to the Common Stock and (b) senior to or on parity with all other classes and series of the Corporation's Preferred Stock.

Pursuant to a resolution by the Board of Directors, dated March 4, 2021, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Designations to be signed by the undersigned, its authorized signatory, this 5th day of March, 2021.

UNIVOICE CORPORATION

DocuSigned by:

By: Sami Halabi
13E734EBAC21472...

Name: Sami Halabi
Title: Chief Executive Officer